Exhibit 4.4

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK

The following description of Groupon Inc.’s (the “Company”) capital stock is based upon certain provisions of the Company’s restated certificate of incorporation (“Certificate of Incorporation”) and amended and restated by-laws (“By-laws”) and certain provisions of Delaware law, does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation and By-laws and the General Corporation Law of the State of Delaware (the “DGCL”). The Certificate of Incorporation and By-laws are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part.

Authorized Capital Stock

As of the date hereof, the Company’s authorized capital stock consists of 150,500,000 shares, of which 100,500,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). All of the outstanding shares of Common Stock are dully authorized, validly issued, fully paid and non-assessable. No shares of preferred stock are outstanding.

Common Stock

Pursuant to the Certificate of Incorporation, the Company’s board of directors (the “Board”) has the authority to issue up to 100,500,000 shares of Common Stock. Each holder of Common Stock shall be entitled to one (1) vote for each such share on any matter that is submitted to a vote of stockholders and shall otherwise have the rights conferred by the DGCL in respect of such shares. In addition, holders of the Common Stock will vote as a single class of stock on any matter that is submitted to a vote of stockholders. All matters, other than the election of directors, must be approved by the majority of the shares represented in person or by proxy at the meeting and entitled to vote. Directors shall be elected by a plurality of shares represented in person or by proxy at the meeting and entitled to vote.

The holders of Common Stock have no preemptive or conversion rights, redemption provisions or sinking fund provisions. The Company’s Common Stock is not subject to future calls or assessments by the Company.

The Company’s Common Stock is listed on the NASDAQ Global Select Market under the symbol “GRPN.”

Preferred Stock
Pursuant to the Certificate of Incorporation, the Board has the authority, without approval by the stockholders, to issue up to a total of 50,000,000 shares of Preferred Stock in one or more series. The Board may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred stock. The Board could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of the Company’s Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might harm the market price of the Company’s Common Stock.

Dividend and Liquidation Rights

Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board from funds available, and upon liquidation of the Common Stock will share ratably in the funds remaining for distribution to holders of Common Stock.

Anti-Takeover Effects of Delaware Law, the Company’s Certificate of Incorporation and By-Laws

Certain provisions of the Certificate of Incorporation, By-laws and the DGCL may have anti-takeover effects. The provisions are designed to reduce, or have the effect of reducing, the Company’s vulnerability to unsolicited takeover attempts.

Number of Directors; Removal; Vacancies. The Company currently has eight (8) directors and the By-laws provide that the Company shall have such number of directors as is determined by a resolution of the Board then in office, which is currently set at nine (9). Therefore, the Board currently has one (1) vacancy. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. Vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors then in office. The Certificate of Incorporation and By-laws provide that directors may be removed with or without cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote generally in the election of directors.

Special Meetings of Stockholders; Limitations on Stockholder Action by Written Consent. The Certificate of Incorporation and By-laws provide that special meetings of the Company’s stockholders may be called only by the Chairman of the Board, the Company’s Chief Executive Officer, a majority of the Board then in office or holders of not less than a majority of the Company’s issued and outstanding voting stock. Any action required or permitted to be taken by the Company’s stockholders must be effected at an annual or special meeting of stockholders and may not be effected by written consent unless the action to be effected and the taking of such action by written consent have been approved in advance by the Board.

Cumulative Voting. The Certificate of Incorporation and By-laws do not provide for cumulative voting in the election of directors.

Amendments; Vote Requirements. Certain provisions of the Certificate of Incorporation and By-laws provide that the affirmative vote of a majority of the shares entitled to vote on any matter is required for stockholders to amend the Certificate of Incorporation and By-laws, including those provisions relating to action by written consent and the ability of stockholders to call special meetings.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of Common Stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. In addition, the Board may authorize, without stockholder approval, undesignated Preferred Stock with voting rights or other rights or preferences that could impede the success of any attempt to acquire the Company. The existence of authorized but unissued shares of Common Stock or Preferred Stock could render it more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. The By-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the date on which the Company first mailed its proxy materials or notice of availability of proxy materials (whichever is earlier) to stockholders for the previous year’s annual meeting. However, in the event that the annual meeting was not held in the previous year or if the annual meeting is called for a date that is not within 30 days before or 60 days after such anniversary date, such notice will be timely only if received not earlier than the close of business 120 days prior to such annual meeting and not later than the close of business on the later of (i) 90 days prior to such annual meeting or (ii) the tenth day following the date on which a public announcement of the date of the annual meeting was made. The By-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions could have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage a third party from conducting a solicitation of proxies to elect such third party’s slate of directors or otherwise attempt to obtain control of us.

Section 203 of the Delaware General Corporation Law. The Company is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•any merger or consolidation involving the corporation and the interested stockholder;

•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

The Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against the Company arising pursuant to the DGCL, the Certificate of Incorporation or By-laws; or (iv) any action asserting a claim against the Company that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, MA 02021.